FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM  40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 21, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLE SWISS RESOURCES INC

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

December 21, 2005

SECURITIES & EXCHANGE COMMISSION

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

December 1, 2005

ANGLO SWISS RESOURCES IS NOW STRATEGICALLY LOCATED WITHIN 60KM OF THREE DIAMOND MINES LAC DE GRAS, NWT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report it that the latest acquisition of the 100% interest to 25 mineral claims (MS 1-25), covering approximately 52,459 acres in Lac de Gras, NWT has diamond mines to the immediate north and south of this strategically located group of claims. This acquisition is located approximately 35 kilometers southeast of the Diavik Diamond Mine property,  55 kilometers southeast of the BHP Billiton Ekati Diamond Mine property,  approximately 35 kilometers northwest of the De Beers Canada “Gahcho Kue” project and is also proximal to the DO-27 Kimberlite “Twi Kwi Cho” currently the focus of detailed exploration by Peregrine Diamonds et al.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals (“KIM's”), management is of the opinion that its properties are highly prospective for the further discovery of diamonds. The addition of the 52,469 acre MS Claims significantly enhances the Company's diamond holdings now in excess of 160,000 acres in the Lac de Gras region of the NWT, as the Company works toward establishing an economical diamond project.

Mountain Province Diamonds Inc.'s operating partner of the Gahcho Kue joint venture, De Beers Canada Inc., has filed an application with the Mackenzie Valley Land and Water Board for the permits required to construct and operate a diamond mine at Gahcho Kue. The Gahcho Kue project is a joint venture between De Beers Canada (51 per cent), Mountain Province Diamonds Inc. (44.1 per cent) and Camphor Ventures (4.9 per cent).

Gahcho Kue is located on Kennady Lake in the Northwest Territories, approximately 300 kilometres northeast of Yellowknife. It is 90 kilometres east of Snap Lake. A production rate of three million carats annually over a 15-year mine life is projected, placing the  Gahcho Kue as a large, long-life asset and will become one of Canada's major diamond mines. It is apparent that the Gahcho Kue project is starting to live up to its considerable potential and is re-focusing interest in the Lac de Gras region of Canada for diamond discoveries.

Anglo Swiss Resources is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.  Anglo Swiss has now acquired three separate and distinct diamond projects which meet the acquisition criteria.

The Company has a majority interest in three projects covering over 160,000 acres which contain the probable source areas for unresolved KIM trains and include known diamondiferous kimberlite that warrants additional exploration. Anglo Swiss Resources is currently compiling new and existing information from public and private sources for these projects, and has completed a program of selected till sampling in the field to better prioritize further exploration and drill targets. Results will be announced shortly.

Anglo Swiss Resources will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton NWT area that meet its acquisition criteria. Anglo Swiss has successfully positioned itself as a majority holder of claims of merit in under-explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.